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                                     FORM 4

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

     (Print or Type Responses)

________________________________________________________________________________
1.   Name and Address of Reporting Person*

Murdock                              Jerry
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

c/o Insight Capital Partners 680 Fifth Avenue, 9th floor
--------------------------------------------------------------------------------
                                    (Street)

New York                                    NY                          10019
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)

________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

Click Commerce, Inc. (CKCM)
--------------------------------------------------------------------------------
________________________________________________________________________________
3.   IRS or Social Security Number of Reporting Person, if an entity (Voluntary)

________________________________________________________________________________
4.   Statement for Month/Year

     02/02
     ---------------------------------------------------------------------------
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)

(1)
================================================================================
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [x]  Director                             [x]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)


________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check Applicable Line)

     [x]  Form filed by One Reporting Person
     [_]  Form filed by More than One Reporting Person
________________________________________________________________________________

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                   2.               Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                 Transaction      (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                  Date             ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                        (Month/Day/Year)   Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
        Common                    (2)                 P              95,000      A      (2)     225,919         D
        Stock
------------------------------------------------------------------------------------------------------------------------------------
        Common                                                                                 7,031,108        I         (3)
        Stock
------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*  If the form is filed by more than one reporting person, see Instruction
   4(b)(v).

                                                                          (OVER)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
Stock Option        $14.78   05/16/01 A         10,000       11/16/0  05/16/11 Common    10,000           10,000    I        (3)
(Right to Buy)                                                                 Stock
------------------------------------------------------------------------------------------------------------------------------------
Stock Option        $10.00   06/27/00 A         10,000       12/27/00 06/27/10 Common    10,000           10,000    I        (3)
(Right to Buy)                                                                 Stock
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Explanation of Responses: : See continuation page.



/s/ Jerry Murdock                                             March 8, 2002
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

CONTINUATION PAGE
-----------------

ITEM 1. NAME AND ADDRESS OF REPORTING PERSON
--------------------------------------------

Jerry Murdock
c/o Insight Capital Partners
680 Fifth Avenue, 9th Floor
New York, NY  10019

ITEM 2. ISSUER NAME AND TICKER OR TRADING SYMBOL
------------------------------------------------

Click Commerce, Inc. (CKCM)

ITEM 4. STATEMENT FOR MONTH/YEAR
--------------------------------

February 2002

EXPLANATION OF RESPONSES
------------------------

(1) This Form 4 is filed as an amendment to the Form 3 previously filed by Jerry Murdock in February 2002 which reported Mr. Murdock's acquisition of the Issuer's securities on February 5, 2002, February 6, 2002 and February 7, 2002, as detailed in note (2) below.

(2) The amount listed reflects the purchase by Mr. Murdock of shares of common stock of the Issuer on February 5, 2002 (49,000 shares at a price of $2.2061 per share), February 6, 2002 (45,000 shares at a price of $2.3356 per share) and February 7, 2002 (1,000 shares at a price of $2.18 per share).

(3) The amount listed reflects the beneficial ownership of the Issuer's securities by Insight Capital Partners III L.P., a Delaware limited partnership, Insight Capital Partners (Cayman) III, L.P., a Cayman Islands limited partnership, and Insight Capital Partners III (Co-Investors), L.P., a Delaware limited partnership, (a) all of which may be deemed attributable to Insight Venture Associates III, LLC because Insight Venture Associates III, LLC is the sole general partner of each of Insight Capital Partners III, L.P., Insight Capital Partners (Cayman) III, L.P. and Insight Capital Partners III (Co-Investors), L.P. and (b) a portion of which is attributable to Mr. Murdock because he is a managing member of Insight Venture Associates III, LLC. Mr. Murdock disclaims beneficial ownership of such securities, except to the extent of his pecuniary interest therein, if any, which may not be readily determinable. Mr. Murdock also acts as a director of the Issuer, and as such he disclaims beneficial ownership of such securities, except to the extent of his pecuniary interest therein, if any, which may not be readily determinable. Mr. Murdock has assigned all of his rights to the shares of common stock and options to purchase shares of common stock to Insight Capital Partners III L.P., Insight Capital Partners (Cayman) III, L.P., and Insight Capital Partners III (Co-Investors), L.P.